Exhibit 99.1

Yaborã Indústria Aeronáutica S.A., a wholly-owned subsidiary of Embraer S.A., Announces Consent Solicitation for its 2022 Notes, 2023 Notes, 2025 Notes and 2027 Notes

SAO PAULO, Brazil, March 10, 2020 – Yaborã Indústria Aeronáutica S.A. (the “Yaborã”), which is currently a wholly-owned subsidiary of Embraer S.A. (“Embraer”), hereby announces that it is soliciting (the “Consent Solicitation”) the consents (“Consents”) of the Holders (as defined below) of the following series notes (the “Notes”).

Title of Security	CUSIP and ISIN Nos.	Outstanding Principal Amount	Consent Fee(1)
5.150% Notes due 2022	CUSIP: 29082AAA5 ISIN: US29082AAA51	US$500,000,000	US$1.50
5.696% Notes due 2023	CUSIP: 29081YAD8 and G30376AB6 ISIN: US29081YAD85 and USG30376AB69	US$540,518,000	US$1.50
5.050% Notes due 2025	CUSIP: 29082HAA0 ISIN: US29082HAA05	US$1,000,000,000	US$1.50
5.400% Notes due 2027	CUSIP: 29082HAB8 ISIN: US29082HAB87	US$750,000,000	US$1.50

(1)     Subject to the terms and conditions set forth in the Consent Solicitation Statement (as defined below), the Consent Fee for the Consent Solicitation with respect to each series of Notes is an amount in cash per US$1,000 aggregate principal amount of the applicable series of Notes, which is payable to Holders of Notes whose properly executed Consents are received (and not validly revoked) prior to the applicable Expiration Deadline (as defined below) and shall be paid promptly after Yaborã has accepted Consents in respect of the relevant series of Notes and after all conditions to the Consent Solicitation in respect of the relevant series of Notes shall have been satisfied or waived. The Consent Fee payable in respect of each series of Notes will be paid by Embraer Overseas Limited, a wholly-owned subsidiary of Yaborã.

The terms and conditions of the Consent Solicitation are set out in a Consent Solicitation Statement issued by Yaborã dated March 10, 2020 (the “Consent Solicitation Statement”). Capitalized terms used in this announcement but not defined herein shall have the meanings given to such terms in the Consent Solicitation Statement.

New Embraer Guarantees

On the date hereof, Embraer has, pursuant to the New Embraer Guarantees, irrevocably and unconditionally (subject to the termination provision referred to below) guaranteed the payment obligations under the Notes and the indentures governing the Notes. The terms of the Supplemental Indentures provide, among other things, that the New Embraer Guarantees shall automatically terminate on the date that Embraer ceases to own 100% of the share capital of Yaborã. For the avoidance of doubt, the New Embraer Guarantees are now in effect and are therefore not conditioned upon the Proposed Amendments being made.

The Joint Venture

The Proposed Amendments are being sought in connection with the joint venture between Embraer and The Boeing Company (“Boeing”) for a strategic partnership in connection with Embraer’s commercial aviation business (the “Joint Venture”). Yaborã is the company that will, upon consummation of the transaction, hold the commercial aviation assets of Embraer and Boeing that are to be part of the Joint Venture. Yaborã is currently wholly-owned by Embraer. On January 1, 2020, in preparation for the consummation of the Joint Venture, Embraer implemented the internal separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit of Embraer to Yaborã. Upon consummation of the Joint Venture, Embraer will, directly or indirectly, hold 20% of the share capital of Yaborã and Boeing will, directly or indirectly, hold 80% of the share capital of Yaborã.

Background to the Consent Solicitation

In preparation for the consummation of the Joint Venture, if the Proposed Amendments become operative, Yaborã intends to take the appropriate actions as soon as practicable to (i) delist the NYSE Listed Notes from the New York Stock Exchange and (ii) suspend the Yaborã’s SEC reporting obligations under the Exchange Act. As a result, Yaborã will no longer be subject to periodic reporting requirements of Section 12(b) of the Exchange Act and Yaborã will no longer be required under the Exchange Act to continue filing annual reports and current reports with the SEC. The purpose of the Consent Solicitation in respect of each series of Notes is to amend the reporting covenants in the Indenture governing such series of Notes so that in the event that (and for so long as) Yaborã’s SEC reporting Parent Company provides an unconditional guarantee of the Company’s payment obligations under the relevant Indenture governing the relevant series of Notes, Yaborã’s SEC Reporting Parent Guarantor (as defined below) will file annual and, if applicable, interim financial statements with the SEC by the applicable due dates for such filings in order to satisfy reporting obligations under the relevant series of Notes. In addition, the Proposed Amendments also provide that the listing obligations in respect of the relevant series of Notes shall be suspended for so long as Yaborã’s SEC reporting Parent Company provides an unconditional guarantee of the Company’s payment obligations under the relevant Indenture governing the relevant series of Notes. For a more detailed description of the Proposed Amendments, see “The Purpose and Effect of the Consent Solicitation” in the Consent Solicitation Statement.

Proposed Amendments

As described in more detail in the Consent Solicitation Statement, the purpose of the Consent Solicitation in relation to each series of Notes is to amend the Indenture to implement the Reporting Covenant Amendments and the Listing Covenant Amendments.

The Reporting Covenant Amendments modify the relevant Indenture to provide that if, and for so long as (a) Yaborã is an SEC Reporting Company or (b) the relevant series of Notes is guaranteed by an SEC Reporting Parent Guarantor (as defined below), Yaborã shall be entitled to elect, by notice to the Trustee and the Holders of the relevant series of Notes, that Yaborã’s GAAP Reporting Obligation in respect of the relevant series of Notes shall be satisfied if Yaborã or the SEC Reporting Parent Guarantor, as the case may be, complies with its obligations under the Exchange Act to file annual and, if applicable, interim financial statements with the SEC by the applicable due dates for such filings in lieu of providing financial statements of Yaborã pursuant to the GAAP Reporting Obligation.

The Reporting Covenant Amendments further modify the relevant Indenture to provide that, unless one of the circumstances in (a) or (b) above applies, then Yaborã’s financial reporting obligation shall be to provide to the Trustee and the Holders of the Notes with (or publish on its website or the website of its Parent Company (as defined below)) (i) annual audited consolidated financial statements within 120 days of the end of each fiscal year and (ii) unaudited quarterly financial statements within 60 days of the end of each of the first three fiscal quarters in each year, in each case prepared in accordance with applicable generally accepted accounting principles.

If the Reporting Covenant Amendments are effected, Yaborã intends to notify the Trustee and the Holders of the Notes that, on the date that such Reporting Covenant Amendments take effect, Embraer is an SEC Reporting Parent Guarantor and accordingly the reporting requirements applicable to the Notes will (for so long as Embraer remains an SEC Reporting Parent Guarantor) be satisfied by Embraer complying with its obligation under the Exchange Act to file annual financial statements with the SEC on Form 20-F. Upon the Embraer Guarantee Termination Date, Embraer would cease to be an SEC Reporting Parent Guarantor and accordingly the GAAP Reporting Obligation of Yaborã would apply.

The Listing Covenant Amendments modify the Indenture governing the relevant series of Notes to provide that if the relevant series of Notes is guaranteed by an SEC Reporting Parent Guarantor, then the obligations in relation to the listing of the relevant series of Notes (including the newly created obligation in relation to the 2023 Notes) shall be suspended and Yaborã (and, if applicable, the relevant issuer) shall be permitted to delist such Notes from the New York Stock Exchange or any other securities exchange on which such Notes may be listed.

The Listing Covenant Amendments further modify the Indenture governing the relevant series of Notes to provide that if the relevant series of Notes cease to be guaranteed by an SEC Reporting Parent Guarantor (the date of such cessation being referred to as the Listing Covenant Reversion Date), and on the Listing Covenant Reversion Date the relevant series of Notes are not listed on any Recognized Stock Exchange, then Yaborã (and, if applicable, the relevant issuer) shall have a period of twelve months from the Listing Covenant Reversion Date to obtain a listing of the relevant series of Notes on any Recognized Stock Exchange, provided that Yaborã shall not be required to obtain such listing if, within such twelve-month period, the relevant series of Notes becomes guaranteed by an SEC Reporting Parent Guarantor.

As used above, “SEC Reporting Parent Guarantor” means any person that (a) is an SEC Reporting Company, (b) directly or indirectly holds at least 66.6% of the total voting power of the voting stock of Yaborã (a “Parent Company”) and (c) has guaranteed to each Holder of the Notes and to the Trustee the full and punctual payment of the principal, premium, interest, additional amounts and all other amounts that may become due and payable under the Notes and the full and punctual payment of all other amounts payable by the relevant issuer of the Notes under the relevant Indenture as they become due.

Consent Fee

The Consent Fee for each US$1,000 principal amount of Notes of the relevant series is a cash payment of US$1.50. The Consent Fee payable in respect of each series of Notes will be paid by Embraer Overseas Limited.

Important Date

In respect of the Notes, the Consent Solicitation will expire at 5:00 p.m., New York City time, on March 16, 2020, unless extended by Yaborã, in its sole discretion, in respect of one or more of the series of Notes (“Expiration Deadline”). This is the deadline for Holders of the Notes to electronically deliver Consents pursuant to the Consent Solicitation and be eligible to receive the Consent Fee. Payment of the Consent Fee in respect of the Consent Solicitation in respect of each series of Notes is subject to the acceptance by Yaborã of Consents in respect of the relevant series of Notes and the satisfaction or waiver of certain conditions described below.

The Effective Time is the time at which the Requisite Consents in respect of the relevant series of Notes have been received, Yaborã has delivered all necessary documents to the Trustee and the relevant Supplemental Indenture in respect of the relevant series of Notes has been executed. The Proposed Amendments in respect of the relevant series of Notes will become effective at the applicable Effective Time and, if the applicable Effective Time is earlier than the applicable Expiration Deadline, then the applicable Effective Time will be the latest time at which Holders can validly revoke Consents.

However, the relevant Supplemental Indenture and the Proposed Amendments contained therein will not become operative, and the Consent Fee in respect of the relevant series of Notes will not become payable, unless all conditions to the Consent Solicitation in respect of such series of Notes are satisfied or waived and payment of the Consent Fee in respect of the relevant series of Notes is made.

Yaborã expressly reserves the right for any reason to (i) extend, abandon, terminate or amend the Consent Solicitation in relation to one or more series of Notes at any time, and (ii) not extend the relevant Consent Solicitation beyond the last previously announced applicable Expiration Deadline whether or not the Requisite Consents in relation to the relevant series of Notes have been received by such date.

Each Holder of Notes is advised to check with any broker, dealer, bank, custodian, trust company or other nominee or intermediary or clearing system (including any participant in DTC) through which it holds Notes when such intermediary would require to receive instructions from a Holder of Notes, in order for such holder to be able to participate in the Consent Solicitation before the Expiration Deadline. The deadlines set by any such intermediary will be earlier than the Expiration Deadline.

DTC’s Automated Tender Offer Program

As of the date hereof, all of the Notes are held through DTC by DTC Participants, who are referred to herein as “Holders”. The Consent Solicitation is being conducted to be eligible for use of the Automated Tender Offer Program (ATOP) of the DTC following the procedures set forth in the Consent Solicitation Statement. A Beneficial Owner of an interest in a Note held through a DTC Participant must properly instruct such DTC Participant to cause a Consent to be given (and not validly revoked) by such DTC Participant with respect to such Notes.

Fees and Expenses

Yaborã will pay all fees and expenses of the Solicitation Agent and the Information and Tabulation Agent in connection with the Consent Solicitation. Broker, dealers, commercial banks and trust companies will be reimbursed by Yaborã for customary mailing and handling expenses incurred by them in forwarding material to their customers. Yaborã will not pay any fees or commissions to any broker, dealer or other person (other than the Information and Tabulation Agent) in connection with the solicitation of Consents pursuant to the Consent Solicitation.

The Information Agent and Tabulation Agent for the Consent Solicitation is:

Global Bondholder Services Corporation

By Hand, Mail or Overnight Courier: 65 Broadway — Suite 404 New York, NY 10006 Email: contact@gbsc-usa.com	By Facsimile Transmission: (For eligible institutions only) (212) 430-3775/3779 Attn: Corporate Actions Confirmation: (212) 430-3774

Any questions or requests for assistance may be directed to the Solicitation Agent at its address or one of its telephone numbers set forth below. Requests for additional copies of this Consent Solicitation Statement may be directed to the Information and Tabulation Agent at its address, one of its telephone numbers or the email address set forth below. A Holder may also contact the Solicitation Agent at its telephone numbers set forth below or such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

The Information and Tabulation Agent for the Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway — Suite 404
New York, New York 10006
Attn: Corporate Actions
Email: contact@gbsc-usa.com

Banks and Brokers call: (212) 430-3774
Toll free (866) 794-2200

The Solicitation Agent for the Consent Solicitation is:

Citigroup Global Markets Inc.

388 Greenwich Street, 7th Floor
New York, New York 10013
Attn: Liability Management Group
Telephone: (800) 588-3745 (toll free)
(212) 723-6106 (collect)

Important Notices

This announcement must be read in conjunction with the Consent Solicitation Statement. This announcement and the Statement contain important information which should be read carefully before any decision is made with respect to the Proposed Amendments. None of the Obligors, the Solicitation Agent, the Information Agent and Tabulation Agent the Trustee makes any recommendation as to whether or not Holders of Notes should deliver Consents. Each Holder of Notes must make its own decision as to whether or not to deliver its Consent.

The Consent Solicitation is not being made to, and no Consents are being solicited from, Holders or Beneficial Owners of Notes in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. However, Yaborã may in its discretion take such action as it may deem necessary to make the Consent Solicitation in any such jurisdiction and to extend the Consent Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Consent Solicitation to be made by a licensed broker or dealer, the Consent Solicitation will be deemed to be made on behalf of Yaborã by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

None of the Obligors, the Solicitation Agent, the Information and Tabulation Agent and the Trustee nor any of their respective affiliates, expresses any opinion as to the merits of the Consent Solicitation or the Proposed Amendments. Furthermore, none of the Obligors, the Solicitation Agent, the Information and Tabulation Agent and the Trustee, nor any of their respective affiliates, has made or will make any assessment of the impact of the Consent Solicitation or the Proposed Amendments on the interests of the holders of the Notes, or makes any recommendation as to whether Consents to the Proposed Amendments should be given.

The Trustee has not been involved in the Solicitation or in formulating the Solicitation and makes no representation that all information has been disclosed to Holders in this Consent Solicitation Statement. The Trustee has not made any investigation of the effect of the Proposed Amendments on individual holders of the Notes and makes no recommendation as to whether Consents to the Proposed Amendments should be given. If the Requisite Consents are obtained, the Trustee will, upon receipt by the Trustee of the required documentation in form and substance reasonably satisfactory to the Trustee, promptly enter into the relevant Supplemental Indenture and give effect to the Proposed Amendments in relation to the relevant series of Notes.

Recipients of this announcement and the Consent Solicitation Statement should not construe their contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Consent Solicitation.

The distribution of this announcement and the Consent Solicitation Statement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Statement comes are required to inform themselves about, and to observe, any such restrictions.

This announcement is for informational purposes only. This announcement does not constitute the solicitation of consents with respect to any Notes. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Statement which sets forth a detailed statement of the terms and conditions of the Consent Solicitation.